Exhibit 99.4

TOWER ONE WIRELESS CORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

RESTATED AND AMENDED

For the Three and Six Months Ended
June 30, 2018 and 2017
(Unaudited)
(Expressed in Canadian Dollars)

TOWER ONE WIRELESS CORP.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian Dollars)
(Unaudited)	Restated (Note 16)

		June 30, 2018	December 31, 2017
	Note	(Unaudited)	(Audited)
		$	$
Current Assets
Cash and cash equivalents		62,128	284,225
Accounts receivable		184,247	90,940
Other receivable	14	695,189	-
Prepaid expenses and deposits		22,844	121,864
Assets held for sale	5	9,999	-
Total Current Assets		974,407	497,029

Other		15,383	14,436
Intangible assets	4	1,883,235	1,922,883
Equipment	8	4,067,904	2,866,696
Total Assets		6,940,929	5,301,044

Current Liabilities
Bank indebtedness		-	48,096
Accounts payable and accrued liabilities		1,042,889	904,342
Deferred revenue		105,185	4,210
Loan payable	17	473,685	-
Loans from related parties	9	1,864,008	1,340,650
Liabilities related to assets held for sale	5	223,982	-
Total Current Liabilities		3,709,749	2,297,298

Deferred income tax liability		548,324	588,824
Total Liabilities		4,258,073	2,886,122

Shareholders’ Equity
Share capital	10	16,946,382	10,635,886
Subscriptions received		-	170,000
Contributed surplus		2,058,275	1,344,884
Non-controlling interest		159,528	188,156
Deficit		(16,063,020)	(9,896,705)
Accumulated other comprehensive loss		(418,309)	(27,299)
Total Shareholders’ Equity		2,682,856	2,414,922
Total Equity and Liabilities		6,940,929	5,301,044

Nature of operations and going concern (Note 1)
Commitment (Note 15)
Subsequent events (Note 17)

Approved on behalf of the Board of Directors:

“Alejandro Ochoa”	“Brian Gusko”

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TOWER ONE WIRELESS CORP.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)	Restated (Note 16)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
	Note	2018	2017	2018	2017
		$	$	$	$
Leasing revenue	14	116,095	22,553	208,450	45,402
Expenses
Tower site expense		9,163	-	18,539	-
Advertising and promotion		375,115	767,251	1,142,389	872,231
Amortization		52,808	3,175	87,498	6,542
Bank charges		41,684	-	84,173	25,033
Insurance		910	2,629	910	4,344
Interest	9	521,846	-	713,093	-
Office and miscellaneous		50,117	345,667	203,228	398,416
Permits and licenses		-	2,463	-	9,753
Professional fees		343,820	446,709	677,190	703,243
Share-based compensation	9	-	1,406,893	1,913,692	1,406,893
Transfer agent and filing fees		9,639	7,714	25,371	17,104
Travel		50,169	55,763	102,307	85,833
Wages and benefits		28,005	83,383	45,506	83,383
		1,483,276	3,121,647	5,013,896	3,612,775

Loss before other items		(1,367,181)	(3,099,094)	(4,805,446)	(3,567,373)
Other items
Listing expense	3	-	-	-	(1,144,167)
Impairment of investments		-	(175,000)	-	(175,000)
Gain on net monetary position		120,524	-	120,524	-
		120,524	(175,000)	120,524	(1,319,167)
Net loss before income taxes		(1,246,657)	(3,274,094)	(4,684,922)	(4,886,540)
Deferred income tax recovery		40,500	-	40,500	-
Net loss from continuing operations		(1,206,157)	(3,274,094)	(4,644,422)	(4,886,540)
Net income (loss) from discontinued operation	5	(190,367)	-	109,572	-
Net loss		(1,396,524)	(3,274,094)	(4,534,850)	(4,886,540)

Other comprehensive income (loss)
Item that will not be reclassified to profit or loss
Foreign exchange translation adjustment		(601,678)	47,719	(416,361)	38,676
Comprehensive loss		(1,998,202)	(3,226,375)	(4,951,211)	(4,847,864)

Net income (loss) attributable to:
Shareholders of the Company		(1,438,208)	(3,125,492)	(4,556,297)	(4,737,938)
Non-controlling interest		41,684	(148,602)	21,447	(148,602)
Net loss		(1,396,524)	(3,274,094)	(4,534,850)	(4,886,540)

Other comprehensive income (loss) attributable to:
Shareholders of the Company		(551,151)	43,419	(391,010)	34,376
Non-controlling interest		(50,527)	4,300	(25,351)	4,300
Other comprehensive income (loss)		(601,678)	47,719	(416,361)	38,676

Loss per common share from continuing and discontinuing operations - basic and diluted		(0.02)	(0.06)	(0.05)	(0.10)
Loss per common share from continuing operations - basic and diluted		(0.01)	(0.06)	(0.06)	(0.10)
Weighted average common shares outstanding		92,684,302	53,731,093	83,186,693	49,775,284

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TOWER ONE WIRELESS CORP.
Condensed Consolidated Interim Statement of Changes in Deficiency
(Expressed in Canadian Dollars)
(Unaudited)	Restated (Note 16)

							Deficiency
							Attributable
						Accumulated	to Equity
	Number of					other	Shareholders	Non-
	Common	Share	Subscriptions	Contributed		comprehensive	of the	controlling
	shares	capital	Received	Surplus	Deficit	income	Company	Interest	Total
		$	$	$	$	$	$	$	$
Balance at December 31, 2016	10,000	4,300	-	-	(313,155)	(9,179)	(318,034)	-	(318,034)
Derecognition of Tower Three shares	(10,000)	-	-	-	-	-	-	-	-
Shares issuance to Tower Three shareholders	30,000,000	-	-	-	-	-	-	-	-
Recognition of shares issued to Tower One shareholders	6,735,885	1,010,383	-	-	-	-	1,010,383	-	1,010,383
Shares issued for cash, net	15,484,912	2,026,759	-	208,211	-	-	2,234,970	-	2,234,970
Subscriptions received	-	-	776,840	-	-	-	776,840	-	776,840
Shares issued to Rojo (Note 10(a))	500,000	175,000	-	-	-	-	175,000	-	175,000
Stock options granted	-	-	-	1,406,893	-	-	1,406,893	-	1,406,893
Share issued for Evotech	1,500,000	480,000	-	-	-	-	480,000	-	480,000
Share issued for debt settlement	1,000,000	340,000	-	-	-	-	340,000	-	340,000
Share issued for stock options	4,780,435	2,182,811	-	(1,083,311)	-	-	1,099,500	-	1,099,500
Net loss	-	-	-	-	(4,737,938)	-	(4,737,938)	(148,602)	(4,886,540)
Other comprehensive loss	-	-	-	-	-	34,376	34,376	4,300	38,676

Balance at June 30, 2017	60,001,232	6,219,253	776,840	531,793	(5,051,093)	25,197	2,501,990	(144,302)	2,357,688

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TOWER ONE WIRELESS CORP.
Condensed Consolidated Interim Statement of Changes in Deficiency
(Expressed in Canadian Dollars)
(Unaudited)	Restated (Note 16)

							Deficiency
						Accumulated	Attributable to
	Number of					Other	Shareholders	Non-
	Common	Share	Subscriptions	Contributed		Comprehensive	of the	controlling
	Shares	Capital	Received	Surplus	Deficit	Income	Company	Interest	Total
		$	$	$	$	$	$	$	$
Balance at
December 31, 2017	70,125,698	10,635,886	170,000	1,344,884	(9,896,705)	(27,299)	2,226,766	188,156	2,414,922
Exercise of options	5,600,000	2,460,301	(200,000)	(1,200,301)	-	-	1,060,000	-	1,060,000
Exercise of warrants	8,665,201	2,166,300	-	-	-	-	2,166,300	-	2,166,300
Shares issued for services	525,690	110,395	-	-	-	-	110,395	-	110,395
Shares issuance	142,857	30,000	(30,000)	-	-	-	-	-	-
Shares issued for debt	780,000	156,000	-	-	-	-	156,000	-	156,000
Shares issued for Mexmaken	7,500,000	1,387,500	-	-	(1,610,018)	-	(222,518)	(24,724)	(247,242)
Share-based compensation	-	-	-	1,913,692	-	-	1,913,692	-	1,913,692
Subscriptions received	-	-	60,000	-	-	-	60,000	-	60,000
Net income (loss)	-	-	-	-	(4,556,297)	-	(4,556,297)	21,447	(4,534,850)
Comprehensive income (loss)	-	-	-	-	-	(391,010)	(391,010)	(25,351)	(416,361)

Balance at June 30, 2018	93,339,446	16,946,382	-	2,058,275	(16,063,020)	(418,039)	2,523,328	159,528	2,682,856

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TOWER ONE WIRELESS CORP.
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)	Restated (Note 16)

	Six months ended
	June 30, 2018	June 30, 2017
	$	$
Cash flows from operating activities
Net loss from continuing operations	(4,644,422)	(4,886,540)
Item not affection cash:
Amortization	83,162	6,542
Accretion of loans from related parties	71,640	-
Deferred income tax recovery	(40,500)	-
Gain on net monetary position	(120,524)	-
Impairment of investment	-	175,000
Listing expense	-	1,144,167
Share-based compensation	1,913,692	1,406,893
Shares issued for services	110,395	340,000
	(2,626,557)	(1,813,938)
Changes in non-cash working capital items:
Accounts receivable	(61,013)	(150,181)
Other receivable	(819,376)	-
Prepaid expenses and deposits	102,775	(25,147)
Accounts payable and accrued liabilities	379,811	(44,910)
Deferred revenue	90,843	-
Accrued interest on loans from related parties	641,454	-
Cash used in operating activities of continuing operations	(2,292,063)	(2,034,176)
Cash provided by operating activities of discontinuing operations	10,761	-
Cash flows from investing activities
Cash received from reverse acquisition	-	1,378,183
Cash paid for acquisition of Evotech	-	(466,260)
Cash in Evotech upon acquisition	-	4,676
Cash in Mexmaken upon acquisition	24,082	-
Advances and deposits	-	(88,397)
Construction in progress	(1,864,650)	(223,365)
Towers	(251,222)	-
Cash provided by (used in) investing activities of continuing operations	(2,091,790)	604,837
Cash used in investing activities of discontinuing operations	-	-
Cash flows from financing activities
Shares issued for cash, net	30,000	632,713
Exercise of stock options and warrants	3,256,300	1,099,500
Subscriptions received	-	776,840
Repayment of advances from related parties	-	(566,032)
Loan advances	473,685	-
Cash provided by financing activities of continuing operations	3,759,985	1,943,021
Cash used in financing activities of discontinuing operations	-	-
Effect of changes in exchange rates on cash	391,010	(8,591)

Change in cash	(222,097)	505,091
Cash, beginning	284,225	9,864
Cash, ending	62,128	514,955

Supplemental disclosure of cash flow information:
Cash paid for interest	-	24,399
Cash paid for income taxes	-	-
Non-cash transactions:
Shares issued for services (Note 9(a))	110,395	340,000

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

1.	NATURE OF OPERATIONS AND GOING CONCERN

Tower One Wireless Corp. (“Tower One” or the “Company") is a pure-play, build-to-suit (“BTS”) tower owner, operator and developer of multitenant communications structures. The Company’s primary business is the leasing of space on communications sites to mobile network operators (“MNOs”). The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company’s site leasing business, including the addition of new tenants and equipment on its sites. BTS is where a long-term site lease is in hand with a tenant prior to undergoing construction.

On January 17, 2017, Tower One completed a Share Exchange Agreement (the “Agreement”) with Tower Three SAS (“Tower Three”) and the shareholders of Tower Three SAS. According to the Agreement, Tower One acquired Tower Three by issuing shares which resulted in the shareholders of Tower Three obtaining control of the Company (the “Acquisition”). Accordingly, this transaction was recorded as a reverse acquisition for accounting purposes, with Tower Three being identified as the accounting acquirer. These condensed consolidated interim financial statements are a continuation of the financial statements of Tower Three while the capital structure is that of the Company. The historical assets and liabilities of Tower Three are included in this condensed consolidated interim financial statements and the comparative figures as at and for the period ended June 30, 2017 are those of Tower Three.

Tower Three was incorporated on December 30, 2015 under the Business Corporation Act of Colombia. Tower Three has secured Master Lease Agreements in Colombia. The Company focuses primarily on building, owning and operating cellular towers in Colombia.

On March 31, 2017, the Company acquired a 65% ownership interest in Evolution Technology SA ("Evotech"). Evotech is a private company incorporated under the laws of Argentina. Evotech's intended business is to build, own and operate cellular towers in various locations in Argentina. See Note 4.

On October 18, 2017, the Company acquired a 70% ownership interest in Tower Construction & Technical Services, Inc. ("TCTS"). TCTS is a private company incorporated in Florida, USA. The Company intends to divest itself of TCTS. See Note 5 for further information.

On May 23, 2018, the Company acquired a 90% ownership interest in Comercializadora Mexmaken, S.A. de C.V. (“Mexmaken”). Mexmaken is a private company incorporated under the laws of the United Mexican States on September 9, 2015. Mexmaken’s intended business is to build, own and operate cellular towers in various locations in Mexico. See Note 6.

Tower One was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and commenced trading on November 16, 2011. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

1.	NATURE OF OPERATIONS AND GOING CONCERN (CONTINUED)

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve the objectives above as a going concern. The net realizable value of the Company’s assets may be materially less than the amounts recorded in these condensed consolidated interim financial statements should the Company be unable to realize its assets and discharge its liabilities in the normal course of business. At June 30, 2018, the Company had an accumulated deficit of $16,063,020 which has been funded primarily by related parties and a working capital deficiency of $2,735,342 (December 31, 2017 - $1,800,269). Ongoing operations of the Company are dependent upon the Company’s ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings. These factors raise significant doubt about the Company’s ability to continue as a going concern.

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes for the year ended December 31, 2017. These condensed consolidated interim financial statements have been prepared using the same accounting policies and judgments and estimates as described in the Company’s December 31, 2017 annual financial statements.

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on October 5, 2018.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(b) Basis of Presentation and Consolidation

These condensed consolidated interim financial statements were prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. For the period ended June 30, 2018, the consolidated financial statements include the following entities:

		Percentage	Functional
Entity	Country	of ownership	currency
Tower One Wireless Corp.	Canada	Parent	Canadian dollars
Tower Two SAS (i)	Argentina	100%	Argentina Peso
Tower Three SAS	Colombia	100%	Colombian Peso
Tower 3 SA	Argentina	100%	Argentina Peso
Innervision SAS (i)	Colombia	90%	Colombian Peso
Evolution Technology SA	Argentina	65%	Argentina Peso
Tower Construction & Technical Services, Inc. (ii)	USA	70%	US dollars
Comercializadora Mexmaken, S.A. de C.V.	Mexico	90%	Mexican Peso

(i)	The entity was inactive during the period ended June 30, 2018 and the year ended December 31, 2017.
(ii)

The entity has been designated as a discontinued operation and accordingly, all assets and liabilities, and operations of the entity have been disclosed separately in these condensed consolidated interim financial statements.

All significant inter-company balances and transactions have been eliminated on consolidation.

(c) Use of Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Significant areas requiring the use of management estimates include the following:

(i) Intangible Assets – useful lives

The Company records intangible assets purchased in a business combination at their fair value. Determining fair value requires management to use estimates that could be material. Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

(ii) Inputs into Black-Scholes model

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued first at the fair value of services received, and if this not readily determinable, at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of services performed, and if the fair value of the services performed is not readily determinable, at the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield. The fair value of the underlying common shares is assessed as the quoted market price on grant date. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 10. Actual results may differ from these estimates and assumptions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

(iii) Useful lives of Equipment

Amortization is recorded on a declining balance basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of the physical condition, technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of towers and equipment resulting in a change in related amortization expense.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

Use of Judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i) Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company’s ability to continue as a going concern. Further information regarding going concern is outlined in Note 1.

(ii) Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the condensed consolidated interim financial statements.

(iii) Determination of control in business acquisitions

The determination of the acquirer in business acquisitions is subject to judgment and requires the Company to determine which party obtains control of the combining entities. Management applies judgment in determining control by assessing the following three factors: whether the Company has power; whether the Company has exposure or rights to variable returns; and whether the Company has the ability to use its power to affect the amount of its returns. In exercising this judgment, management reviewed the representation on the Board of Directors and key management personnel, the party that initiated the transaction, and each of the entities’ activities.

The assessment of whether an acquisition constitutes a business is also subject to judgment and requires the Company to review whether the acquired entity contains all three elements of a business, including inputs, processes and the ability to create output.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

(iv) Intangible Assets – impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

(v) Classification of lease agreements

Management uses judgment in determining whether a lease is a finance lease arrangement that transfers substantially all the risks and rewards of ownership.

(vi) Impairment of Equipment

At the end of each reporting period, management makes a judgment whether there are any indications of impairment of its equipment. If there are indications of impairment, management performs an impairment test on a cash-generating unit basis. The impairment test compares the recoverable amount of the asset to its carrying amount. The recoverable amount is the higher of the asset’s value in use (present value of the estimated future cash flows) and its estimated fair value less costs of disposal.

(vii) Determination of functional currency and hyperinflationary economies

The determination of the functional currency for the Company and its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity. The determination of whether an entity operates in a hyperinflationary economy was based on management’s judgment of the underlying economic condition of the country the entity operates in.

3.	REVERSE ACQUISITION AND LISTING EXPENSE

On January 12, 2017, the Company completed the transactions described in Note 1 by issuing 30,000,000 common shares to the shareholders of Tower Three. For accounting purposes, the Acquisition is considered to be outside the scope of IFRS 3 Business Combinations since Tower One was inactive prior to the Acquisition and were limited to the management of cash resources and the maintenance of its listing and accordingly did not constitute a business. The Acquisition is accounted for in accordance with IFRS 2 Share-based Payment whereby Tower Three is deemed to have issued shares in exchange for the net assets or liabilities of Tower One together with its listing status at the fair value of the consideration received by Tower Three.

Since the share and share based consideration allocated to the former shareholders of the Company on closing the Acquisition is considered within the scope of IFRS 2, and the Company cannot identify specifically some or all of the goods or service received in return for the allocation of the shares, the value in excess of the net identifiable assets or obligations plus liabilities assumed by the Company acquired on closing was expensed in the statement of comprehensive loss as listing expense.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

3.	REVERSE ACQUISITION AND LISTING EXPENSE (CONTINUED)

The Company is deemed to have issued 6,735,885 common shares of Tower Three at $0.15 per common share for a fair value of $1,010,383, which is included as consideration to the former shareholders of the Company. The $0.15 value for the above-mentioned shares was based on the fair value from the concurrent private placement. The fair value of all the consideration given and charged to listing expense was comprised of:

$
Fair value of share based consideration allocated:
Deemed share issuance	1,010,383

Identifiable net obligations assumed:
Cash and cash equivalent	(1,378,183)
Subscriptions received for private placement	1,602,257
Other assets	(230,097)
Liabilities	139,807
Total	133,784
Total listing expense	1,144,167

4.	ACQUISITION OF EVOLUTION TECHNOLOGY SA

On March 30, 2017, the Company entered into a Share Purchase Offer Agreement with the shareholders of Evolution Technology SA (“Evotech”) to acquire a 65% ownership interest. Since its incorporation on March 10, 2016, Evotech has obtained various permits for constructing cellular towers and also has a master lease agreement with a major telecom carrier in Argentina.

To obtain the 65% ownership interest, the Company paid US$350,000 to the original shareholders of Evotech and transferred US$400,000 to Evotech for operating expenses. The Company also issued 1,500,000 common shares with a fair value of $480,000 to the shareholders of Evotech. In addition, the Company is committed to contribute the funds necessary for Evotech to construct 50 towers, or a lower number of towers to be agreed between the parties, for up to a total maximum amount of US$3,500,000. The original shareholders of Evotech have the option to exchange all and not less than all of the remaining 35% ownership interest in Evotech for 7,000,000 common shares of the Company on or before June 30, 2018 if Evotech constructs 50 towers. The Company is currently renegotiating certain terms of the agreement.

The Company determined that the acquisition of Evotech constituted a business combination as Evotech has inputs, processes and outputs. As such the Company has applied the acquisition method of accounting. As part of the acquisition of Evotech, the Company has acquired Evotech’s master lease agreement, which has been recorded as an intangible asset. The Company has determined that the useful life of this intangible asset is 25 years, and accordingly, for the six months ended June 30, 2018, the Company recorded amortization expense of $39,648 (year ended December 31, 2017 - $59,471).

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

4.	ACQUISITION OF EVOLUTION TECHNOLOGY SA (CONTINUED)

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition:

$
Cash	4,676
Due from shareholders	6,490
Construction in progress	163,529
Master lease agreement	1,982,354
Less: liabilities assumed
Accounts payable	(7,440)
Deferred income tax liability	(693,824)

Net assets of Evotech	1,455,785
Net assets attributed to non-controlling interest	(509,525)
Total consideration	946,260

5.	TOWER CONSTRUCTION & TECHNICAL SERVICES, INC.

On October 18, 2017, the Company entered into an Escrow Agreement with the shareholders of Tower Construction & Technical Services, Inc. (“TCTS”) to acquire 70% ownership interest in TCTS.

To obtain the 70% ownership interest, the Company committed to operate the business and manage its financial affairs. No cash consideration or equity instruments were issued on this acquisition.

The Company determined that the acquisition of TCTS constituted a business combination as it has inputs, processes and outputs. As such, the Company has applied the acquisition method of accounting.

The following table presents assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition:

$
Liabilities assumed:
Bank indebtedness	(52,042)
Accounts payable	(5,201)
Due to related parties	(127,655)

Net liabilities of TCTS	(184,898)
Net assets attributed to non-controlling interest	-
Excess of net liabilities over consideration period	(184,898)

The excess of net liabilities over consideration paid was written off to loss on investments as the future profitability of TCTS is uncertain.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

5.	TOWER CONSTRUCTION & TECHNICAL SERVICES, INC. (CONTINUED)

The Company plans to divest itself of TCTS. As a result, the financial results of TCTS have been reported as a discontinued operation. The Statement of Financial Position of TCTS is as follows:

	June 30, 2018	December 31, 2017
	$	$
Current Assets
Cash	1,588	5,339
Amounts receivable	8,411	-
Total Assets	9,999	5,339

Current Liabilities
Bank indebtedness	45,591	48,096
Accounts payable and accrued liabilities	64,240	147,658
Loans from related parties	114,151	74,878
Advances from parent (i)	224,299	260,642
Total Liabilities	448,281	531,274

Deficit
Share capital	376	376
Deficit	(428,558)	(505,259)
Non-controlling interest	12,385	(20,657)
Accumulated other comprehensive income	(22,485)	(395)
Total Deficit	(438,282)	(525,935)
	9,999	5,339

(i)	Balance denoted in the condensed consolidated statement of financial position as at June 30, 2018 excludes this amount.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

5.	TOWER CONSTRUCTION & TECHNICAL SERVICES, INC. (CONTINUED)

Statement of comprehensive income for TCTS for the six months ended June 30, 2018 is as follows:

	Three Months Ended	Six Months Ended
	June 30, 2018	June 30, 2018
	$	$

Construction revenue	10,746	397,415
Cost of sales	(130,777)	(130,777)
Gross profit	(120,031)	266,638

Expenses:
Bank charges	587	1,720
Insurance	20,582	39,141
Office	7,055	11,582
Professional fees	10,766	16,900
Travel	11,590	15,687
Wages	19,756	72,036
Total expenses	70,336	157,066
Net income (loss)	(190,367)	109,572

Other comprehensive loss
Item that will not be reclassified to profit or loss
Foreign exchange translation adjustment	(564)	(21,921)
Comprehensive income (loss)	(190,931)	87,651

Net income (loss) attributable to:
Shareholders of the Company	(133,257)	76,700
Non-controlling interest	(57,110)	32,872
Net income (loss)	(190,367)	109,572

Other comprehensive loss attributable to:
Shareholders of the Company	(395)	(15,345)
Non-controlling interest	(169)	(6,576)
Other comprehensive loss	(564)	(21,921)

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

6.	ACQUISITION OF COMERCIALIZADORA MEXMAKEN, S.A. DE C.V.

On April 3, 2018, the Company entered into a Share Purchase Offer Agreement with the shareholders of Comercializadora Mexmaken, S.A. de C.V. (“Mexmaken”) to acquire a 90% ownership interest. Since its incorporation on September 9, 2015, Mexmaken has obtained a Master Lease Agreement (“MLA”) with AT&T Mexico.

To obtain the 90% ownership interest, the Company issued 7,500,000 common shares with a fair value of $1,387,500 to the shareholders of Mexmaken.

The Company determined that the acquisition of Mexmaken constituted a business combination as Mexmaken has inputs, processes and outputs. As such, the Company has applied the acquisition method of accounting.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed as of the date of the acquisition:

$
Cash	24,081
Amounts receivable	24,384
Prepaid	2,344
Construction in progress	119,305
Furniture and equipment	3,580

Less: liabilities assumed
Accounts payable	(420,937)

Net liabilities of Mexmaken	(247,243)
Net liabilities attributed to non-controlling interest	24,724
Net liabilities assumed	(222,519)

The acquisition of Mexmaken was a related party transaction as the controlling shareholder of Mexmaken is related to an officer and director of the Company. The acquisition of Mexmaken was recorded as a related party transaction and as a result, the initial assets and liabilities were recorded at their book values and the difference of $1,610,018 was charged to deficit.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

7.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these condensed consolidated interim financial statements:

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having original terms to maturity of 90 days or less.

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. To compute diluted loss per share, adjustments are made to common shares outstanding. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would be outstanding if, at the beginning of the period or at time of issuance, all options and warrants were exercised. The proceeds from exercise are assumed to be used to purchase the Company’s common shares at their average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

Revenue recognition

The Company’s leasing revenue is derived from lease arrangements to obtain rights to use the Company’s equipment. The Company also earns service revenue from time to time. This revenue is earned by TCTS which has been designated as a discontinued operation as at June 30, 2018.

We record revenue from contracts with customers in accordance with the five steps in IFRS 15 as follows:

1.	identify the contract with a customer;
2.	identify the performance obligations in the contract;
3.	determine the transaction price, which is the total consideration provided by the customer;
4.	allocate the transaction price among the performance obligations in the contract based on their relative fair values; and
5.	recognize revenue when the relevant criteria are met for each performance obligation.

Revenues are earned pursuant to long-term lease arrangements. Items in these arrangements are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. We also determine whether a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount. In situations such as these, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as it is earned.

Revenue for each performance obligation is recognized either over time or at a point in time. For performance obligations satisfied over time, revenue is recognized as the services are provided. These services are typically provided, and thus recognized, on a monthly basis. Revenue for performance obligations satisfied at a point in time is recognized when control of the item (or service) transfers to the customer.

Leases in which a significant portion of the risks and rewards of ownership are retained by the Company are classified as operating leases. Assets under operating leases are included in equipment.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

The results and financial position of a subsidiary whose functional currency is not the currency of a hyperinflationary economy is translated into the presentation currency using the following procedures:

i.	Assets and liabilities for each statement of financial position presented (i.e. including comparatives) are translated at the closing rate at the date of the statement of financial position;
ii.	Income and expenses for each statement presenting profit or loss and other comprehensive income (i.e. including comparatives) are translated at exchange rates at the dates of the transactions; and
iii.	All resulting exchange differences are recognized in other comprehensive income.

For practical reasons, a rate that approximates the exchange rates at the dates of the transactions, for example an average rate for the period, is often used to translate income and expense items.

The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity. For the period ended June 30, 2018, an unrealized foreign exchange translation loss of $416,361 (June 30, 2017 – gain of $38,676) was recorded under accumulated other comprehensive loss as a result of changes in the value of the Colombian Peso, Argentina Peso, Mexican Peso and US dollars with respect to the Canadian dollar.

The results and financial position of a subsidiary whose functional currency is the currency of a hyperinflationary economy are translated into the presentation currency using the following procedures:

i.

All amounts (i.e. assets, liabilities, equity items, income and expenses, including comparatives) are translated at the closing rate at the date of the most recent statement of financial position, except that

ii.	When amounts are translated into a non-hyperinflationary presentation currency (i.e. CAD), comparative amounts remain unchanged from those reported in the prior periods.

When an entity's functional currency is the currency of a hyperinflationary economy, the entity shall restate its financial statements in accordance with IAS 29 before applying the translation method described above. When the economy ceases to be hyperinflationary and the entity no longer restates its financial statements in accordance with IAS 29, it shall use as the historical costs for translation into the presentation currency the amounts restated to the price level at the date the entity ceased restating its financial statements.

For the period ended June 30, 2018, it was determined that Argentina was in a state of hyperinflation. The Company’s subsidiary, Evotech, operates in Argentina and the functional currency of Evotech is the Argentinian Peso. Accordingly, the balances of Evotech were restated using the historical cost approach in accordance with IAS 29 prior to translation into the presentation currency. In order to restate the balances of Evotech, the Company used Argentina’s consumer price index, Índice de Precios al Consumidor (“IPCBA”), as per which the IPCBA for Argentina fluctuated from 483.3 at December 2017 to 562.37 in June 2018.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equipment

Equipment is stated at cost less accumulated amortization and accumulated impairment loss. Amortization expense for towers begins in the month of transfer of each tower from construction in progress to towers. Costs not clearly related to the procurement, manufacturing and implementation are expensed as incurred. Equipment is measured at cost less accumulated amortization and accumulated impairment loss.

Towers represent cellular towers owned by the Company. The towers are operated at various sites and under contractual license agreements.

  Amortization of the equipment is calculated on the declining-balance basis at the following annual rates: Towers - 5%

  Furniture and equipment - between 10% and 33.3%

Costs of assets in the course of construction are capitalized as construction in progress. Upon completion, the cost of construction is transferred to the appropriate category of property and equipment and amortization commences when the asset is available for its intended use.

An asset’s residual value, useful life and amortization method are reviewed at each financial year end and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

Intangible asset

Intangible assets consist of master lease agreement acquired by the Company. Acquired lease agreements are carried at cost less accumulated amortization and impairment. Intangible assets with indefinite lives are not amortized but are reviewed annually for impairment. Any impairment of intangible asset is recognized in the statement of operation and comprehensive loss but increases in intangible asset values are not recognized.

Estimated useful lives of intangible assets are the shorter of the economic life and the period the right is legally enforceable. The assets’ useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. The useful life of the Company’s intangible assets is estimated to be 25 years.

At each financial position reporting date, the carrying amounts of the Company’s long-lived assets, including property and equipment and intangible asset, are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating units (“CGU’s”) to which the asset belongs.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may be less than its recoverable amount. Management uses its judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into CGU, which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU’s exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU’s is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate pre-tax discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU’s is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to warrants and options reserve. Consideration received on the exercise of stock options is recorded as share capital and the related amount in warrants and options reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payments reserve. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

Income tax expense consisting of current and deferred tax expense is recognized in the condensed consolidated interim statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resourced embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Financial instruments

Financial assets - Classification

The Company classifies its financial assets in the following categories:

  Those to be measured subsequently at fair value (either through Other Comprehensive Income (“OCI”), or through profit or loss), and

  Those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses are either recorded in profit or loss or OCI.

Fair value hierarchy

The following table summarizes the fair value hierarchy under which the Company's financial instruments are valued.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3 - Inputs for the asset or liability that are not based upon observable market data.

Cash is carried at fair value using a level 1 fair value measurement. The carrying value of accounts receivable, other receivable, assets held for sale, accounts payable, deferred revenues, loan payable, loans from related parties, and liabilities related to assets held for sale approximate their fair value because of the short-term nature of the instruments.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial assets - Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss. Financial assets are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent measurement of financial assets depends on their classification. There are three measurement categories under which the Company classifies its debt instruments:

  Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included as finance income using the effective interest rate method.

  Fair value through OCI (“FVOCI”): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains and losses, interest revenue, and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains (losses). Interest income from these financial assets is included as finance income using the effective interest rate method.

  Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on an investment that is subsequently measured at FVTPL is recognized in profit or loss and presented net as revenue in the Statement of Loss and Comprehensive Loss in the period in which it arises.

The Company has classified its cash, accounts receivable, other receivable and assets held for sale as FVTPL.

Financial liabilities

The Company classifies its financial liabilities into the following categories:

  Financial liabilities at FVTPL; and

  Amortized cost.

A financial liability is classified as at FVTPL if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. The fair value changes to financial liabilities at FVTPL are presented as follows:

  the amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in OCI; and

  the remaining amount of the change in the fair value is presented in profit or loss.

The Company does not designate any financial liabilities at FVTPL.

Other non-derivative financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

The Company has classified its accounts payable, deferred revenue, loan payable, loans from related parties and liabilities related to assets held for sale as amortized cost.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Adoption of new pronouncements

The Company adopted the following standards for the period ended June 30, 2018:

  IFRS 9 Financial Instruments

  IFRS 15 Revenue from Contracts with Customers

  IFRS 2 Share-based Payment

The mandatory adoption of the above revised accounting standards and interpretations on January 1, 2018 had no significant impact on the Company’s condensed consolidated interim financial statements for the current period or prior year presented.

Future changes in accounting policies

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Standard effective for annual periods beginning on or after January 1, 2019

IFRS 16 – Leases - In June 2016, the IASB issued IFRS 16 - Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. However, lessees are no longer classifying leases as either operating leases or finance leases as it is required by IAS 17. The Company expects that it would not have a significant impact on the Company's condensed consolidation interim financial statements.

The extent of the impact of adoption of these above standards on the condensed consolidated interim financial statements of the Company has not yet been determined.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

8.	EQUIPMENT

	Construction in		Furniture and
	progress	Towers	equipment	Total
	$	$	$	$
Cost
Balance, December 31, 2016	-	252,021	-	252,021
Acquired through acquisition of Evotech	-	163,529	-	163,529
Additions	2,780,680	37,249	69,267	2,887,196
Transfer from CIP to towers	(726,930)	726,930	-	-
Foreign exchange movement	(248,822)	(146,142)	(8,752)	(403,716)
Balance, December 31, 2017	1,804,928	1,033,587	60,515	2,899,030
Monetary adjustment for hyperinflationary economy	-	161,969	3,715	165,684
Acquired through acquisition of Mexmaken	97,265	-	2,919	100,184
Addition	2,024,445	251,222	-	2,275,667
Transfer from CIP to towers	(1,910,174)	1,910,174	-	-
Foreign exchange movement	(752,247)	(532,811)	(20,639)	(1,305,697)
Balance, June 30, 2018	1,264,217	2,824,141	46,510	4,134,868

Accumulated amortization
Balance, December 31, 2016	-	3,543	-	3,543
Additions	-	27,458	7,539	34,997
Foreign exchange movement	-	(5,101)	(1,075)	(6,176)
Balance, December 31, 2017	-	25,900	6,464	32,364
Additions	-	41,130	2,384	43,514
Foreign exchange movement	-	(6,364)	(2,550)	(8,914)
Balance, June 30, 2018	-	60,666	6,298	66,964

Net book value
December 31, 2017	1,804,928	1,007,687	54,051	2,866,666
June 30, 2018	1,264,217	2,763,475	40,212	4,067,904

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

9.	RELATED PARTY TRANSACTIONS AND BALANCES

Due to related parties consists of short term amounts advanced to, services rendered and expenses paid on behalf of the Company by shareholders of the Company. These amounts are unsecured, non-interest bearing (except indicated below), and payable on demand. As at June 30, 2018 and December 31, 2017, the Company has the following balances with related parties:

	June 30,	December 31,
	2018	2017
Due to related parties:	$	$
Amounts owing to companies under common control	673,848	598,847
Amounts owing to a person related to CEO/Director	1,304,311	741,803
Total	1,978,159	1,340,650

The changes of the loans from related parties were as follows:

$
Balance, December 31, 2017	1,340,650
Interest accrual for the period	144,472
Penalty	568,621
Shares issued for interest expense	(156,000)
Foreign exchange movement	80,416
Balance, June 30, 2018	1,978,159

Amounts owing as at June 30, 2018 which are noted above include the following loan agreements entered into during the prior year ended December 31, 2017. Of the total amounts owing, $114,151 are included in the liabilities of the asset held for sale.

(a) On March 3, 2017, the Company entered into a loan agreement in the amount of $394,290 (USD$300,000) with the parent of the CEO (December 31, 2017 – $376,350 (USD$300,000)). The loan is unsecured, bears interest at 24% per annum and repayable in 360 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue accruing interest. Subsequent to June 30, 2018, the Company and the lender have agreed to amend the terms of the loan agreement in order to remove the 10% monthly penalty fee and recognize the accrued penalty as a one-time penalty (see Note 17). In addition, the Company also granted 300,000 stock options to the Lender in 2017. As at June 30, 2018, the loan balance was still outstanding. As a result, for the six months period ended June 30, 2018, the Company incurred interest expense of $45,623 and penalty of $153,336 on this loan payable. On April 3, 2018, the Company repaid interest of $93,600 by issuance of 468,000 common shares. Total interest and penalty accrual for this loan as at June 30, 2018 was $181,308 (USD$137,951) (December 31, 2017 - $68,052).

(b) On September 28, 2017, the Company entered into a loan agreement in the amount of $394,290 (USD$300,000) with a company controlled by a director of the Company. The loan is unsecured, bears interest at 24% per annum and repayable in 120 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. Subsequent to June 30, 2018, the Company and the lender have agreed to amend the terms of the loan agreement in order to remove the 10% monthly penalty fee and recognize the accrued penalty as a one-time penalty (see Note 17).

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

9.	RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

In addition, the Company also granted 300,000 stock options to the Lender in 2017. As at June 30, 2018, the loan balance was still outstanding. As a result, for the six months period ended June 30, 2018, the Company incurred interest expense of $45,623 and penalty of $191,670 on this loan payable. Total interest and penalty accrual for this loan as at June 30, 2018 was $268,700 (USD$204,444) (December 31, 2017 - $23,509).

(c) On October 10, 2017, the Company entered into a loan agreement in the amount of $262,860 (USD$200,000) with the parent of the CEO. The loan is unsecured, bears interest at 24% per annum and repayable in 120 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. Subsequent to June 30, 2018, the Company and the lender have agreed to amend the terms of the loan agreement in order to remove the 10% monthly penalty fee and recognize the accrued penalty as a one-time penalty (see Note 17). In addition, the Company also granted 300,000 stock options to the Lender in 2017. As at June 30, 2018, the loan balance was still outstanding. As a result, for the six months period ended June 30, 2018, the Company incurred interest expense of $30,415 and penalty of $127,780 on this loan payable. On April 3, 2018, the Company repaid interest of $62,400 by issuance of 312,000 common shares. Total interest and penalty accrual for this loan as at June 30, 2018 was $109,999 (USD$83,693) (December 31, 2017 - $45,368).

(d) On October 12, 2017, the Company entered into a loan agreement in the amount of $197,145 (USD$150,000) with a company controlled by a director of the Company. The loan is unsecured, bears interest at 24% per annum and is repayable in 120 days. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue accruing interest. Subsequent to June 30, 2018, the Company and the lender have agreed to amend the terms of the loan agreement in order to remove the 10% monthly penalty fee and recognize the accrued penalty as a one-time penalty (see Note 17). In addition, the Company also granted 150,000 stock options to the Lender in 2017. As at June 30, 2018, the loan balance was still outstanding. As a result, for the six months period ended June 30, 2018, the Company incurred interest expense of $22,811 and penalty of $95,835 on this loan payable. Total interest and penalty accrual for this loan as at June 30, 2018 was $169,566 (USD$129,016) (December 31, 2017 - $9,898).

Related Party Transactions and Key Management and Personnel Compensation

Key management personnel receive compensation in the form of short-term employee benefits, share-based payments, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. The remuneration of key management is as follows:

	Six months period ended
	June 30, 2018	June 30, 2017
	$	$
Consulting fees paid to the CEO	40,000	39,000
Consulting fees paid to the COO	40,000	-
Consulting fees paid to the CFO	22,500	16,500
Total	102,500	55,500

During the period ended June 30, 2018, the Company granted 1,200,000 stock options to directors and officers and recorded share-based compensation of $1,913,692 (June 30, 2017 - $nil).

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

10.	SHARE CAPITAL

a) Authorized:

Unlimited	Class A common shares without par value
1,500,000	Class B Series I preferred shares without par value
1,000,000	Class B Series II preferred shares without par value

Issued and outstanding:

On April 3, 2018, the Company issued 7,500,000 common shares for acquisition of the Mexican company as described in Note 6.

On April 3 2018, the Company issued 780,000 common shares to the parent of the CEO for interest payment of $156,000 (USD$120,000).

During the six months period ended June 30, 2018, the Company issued 5,600,000 common shares for gross proceeds of $1,260,000 pursuant to the exercise of stock options. In connection with the exercise of stock options, $1,200,301 was transferred from contributed surplus to share capital.

During the six months period ended June 30, 2018, the Company issued 525,690 units for services with a fair value of $110,395. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.25 for 6 months following the transaction. The fair value of the services received was not readily determinable, as such, the common shares were valued at the fair value of common shares on grant date. No value has been allocated to the warrants. In addition, on March 8, 2018, the Company issued 142,857 units for the subscriptions received in 2017 in the amount of $30,000. Each unit has the same term as above.

On January 8, 2018, the Company extended the expiry date of existing warrants from January 12, 2018 to July 21, 2018. The modification of warrants incurred a share-based compensation of $10,410. The Company also announced warrant price reduction and exercise incentive program. Under the incentive program, the exercise price of all the warrants reduced to $0.25 if exercise prior to March 30, 2018, which was further extended to April 6, 2018. One Incentive Warrant will be granted for each warrant exercised. Each Incentive Warrant will be exercisable to acquire one common share at a price of $0.40 for six months. The Company engaged an agent to provide services in connection with the incentive program. The company will issue the agent such number of new warrants as is equal to 8% of the exercised warrants in this program, entitling the agent to acquire units of the Company at an exercise price of $0.25 per unit, with each unit being comprised of one common share and one non-transferable share purchase warrants entitling the agent to acquire an additional common share of the Company at a price of $0.40 per share for one year.

As of June 30, 2018, 8,665,201 warrants were exercised under this program and consequently, 8,665,201 Incentive Warrants were issued. The Company received proceeds of $2,166,300 for the exercise of warrants.

b) Escrowed Shares:

(i) Pursuant to an escrow agreement dated, the 30,000,000 common shares issued pursuant to the Acquisition are subject to escrow restrictions. The escrow shares will be released based on certain performance conditions. At June 30, 2018, all the 30,000,000 common shares remain in escrow (December 31, 2017 – 30,000,000 common shares).

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

10.	SHARE CAPITAL (CONTINUED)

(ii) In addition, the 500,000 common shares issued to Rojo are subject to escrow restrictions. These escrow shares will be released 10% on the issuance date, with the remaining to be released 15% every six months. As of June 30, 2018, there were 300,000 common shares remain in escrow (December 31, 2017 – 375,000 common shares). The next release date will be October 18, 2018 for 75,000 common shares.

c) Warrants

As part of the January 12, 2017 private placement, the Company issued 15,484,912 warrants. Each warrant allows the holder of the unit to acquire one additional Common Share until January 12, 2018 at an exercise price of $0.40. In addition, the Company issued 585,117 agent warrants as part of the share issue costs. The fair value of the warrants was determined to be $208,211 or $0.36 per warrant using the Black-Scholes option pricing model, which requires management to make estimates that are subjective and may not be representative of the actual results. Changes in assumptions can materially affect estimates of fair value. The following assumptions were used for the calculation:

Risk free interest rate	0.76%
Expected life (in years)	1 year
Expected volatility	225%
Expected dividend yield	0%
Expected forfeiture rate	0%

On January 8, 2018, the Company modified the expiry date of all existing warrants to July 21, 2018. Share-based compensation of $10,410 was recorded on the agents warrants, based on the following assumptions:

Risk free interest rate	1.32%
Expected life (in years)	0.5 years
Expected volatility	81%
Expected dividend yield	0%
Expected forfeiture rate	0%

Information regarding the Company’s outstanding warrants is summarized below:

		Weighted
		average
	Number	exercise price
		$
Balance, December 31, 2017	16,070,029	0.42
Granted	8,665,201	0.40
Exercised	(8,665,201)	0.25
Balance, June 30, 2018	16,070,029	0.42

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

10.	SHARE CAPITAL (CONTINUED)

c) Warrants (continued)

The following table summarizes the share purchase warrants outstanding and exercisable as at June 30, 2018:

		Weighted average
Number of warrants		remaining life of
outstanding	Exercise price	warrants	Expiry date
3,630,362	$0.40	0.06	July 21, 2018
3,774,466	$0.50	0.06	July 21, 2018
8,665,201	$0.40	0.27	October 6, 2018
16,070,029		0.17

d) Stock options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the Canadian Stock Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12 month period is limited to 5% of the issued shares of the Company.

During the six months period ended June 30, 2018, the Company granted stock options to certain directors, officers and consultants of the Company. The weighted average fair value of the stock options was determined to be $1,903,282 or $0.21 per option using the Black-Scholes option pricing model, which requires management to make estimates that are subjective and may not be representative of the actual results. Changes in assumptions can materially affect estimates of fair value. The following weighted average assumptions were used for the calculation:

Risk free interest rate	2.07%
Expected life (in years)	5 years
Expected volatility	202%
Expected dividend yield	0%
Expected forfeiture rate	0%

A continuity of stock options for the six months period ended June 30, 2018 is as follows:

		Weighted average
	Number	exercise price
		$
Balance, December 31, 2017	4,564,565	0.28
Granted	8,690,000	0.24
Exercised	(5,600,000)	0.23
Cancelled	(6,379,565)	0.25
Balance, June 30, 2018	1,275,000	0.30

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

10.	SHARE CAPITAL (CONTINUED)

d) Stock options (continued)

As at June 30, 2018, the following options were outstanding and exercisable:

Options	Options	Exercise	Remaining life	Expiry
Outstanding	exercisable	price	(years)	date
		$
325,000	325,000	0.45	3.70	March 17, 2022
950,000	950,000	0.25	4.64	February 17, 2023
1,275,000	1,275,000	0.30	4.40

There were no options outstanding and exercisable as at June 30, 2017 and December 31, 2016.

11.	CAPITAL DISCLOSURE

The Company considers its capital under management to be comprised of shareholders’ equity and any debt that it may issue. The Company’s objectives when managing capital are to maximize return on investment in towers, expand the Company’s wireless coverage footprint and to maximize returns for shareholders over the long term. The Company is not subject to any capital restrictions. There has been no change in the Company’s objectives in managing its capital.

12.	FINANCIAL INSTRUMENTS AND RISK

As at June 30, 2018, the Company’s financial instruments consist of cash, accounts receivable, other receivable, assets held for sale, accounts payable, deferred revenues, loans payable, loans from related parties and liabilities related to assets held for sale.

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

  Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash is measured using level 1 fair value inputs. The carrying values of the amounts receivable, other receivable, accounts payable, deferred revenues, loans payable and loans from related parties approximate their fair values because of the short-term nature of these instruments.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

12.	FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. To minimize the credit risk the Company places cash with a high credit quality financial institution.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company’s ability to collect its revenue in a timely manner, continuous support from shareholders and investors and maintain sufficient cash on hand. As at June 30, 2018, the Company was not subject to significant liquidity risk

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Canada, Colombia, Argentina, USA and Mexico and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso, Argentina Peso, US dollars or Mexican Peso could have a material adverse effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

At June 30, 2018, the Company had the following financial instruments denominated in foreign currency:

	Tower	Tower
	One	Three	Evotech	TCTS (i)	Mexican	Total
		(Colombi	(Argentina		(Mexican
	(USD)	a Peso)	Peso)	(USD)	Peso)	(CAD)
		$	$	$	$	$
Cash and cash equivalent	-	8,932	13,560	1,588	18,396	42,476
Bank indebtedness	-	-	-	(45,591)	-	(45,591)
Amounts receivable	-	109,288	-	8,411	18,628	136,327
Other receivable	-	160,374	534,815	-	-	695,189
Accounts payable	-	(147,719)	(462,548)	(64,240)	(297,234)	(971,741)
Due to related parties	-	44,489	(114,318)	-	-	(69,829)
Loans from related parties	(1,864,008)	-	-	(114,151)	-	(1,978,159)
Total	(1,864,008)	175,364	(28,491)	(213,983)	(260,210)	(2,191,328)

(i)	TCTS has been designated as a discontinued operation as at June 30, 2018.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

12.	FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

Interest Rate Risk

Interest rate risk is the risk that future cash flows of the Company’s assets and liabilities can change due to a change in interest rates. Loans payable have a fixed interest rate of 24%, and cash earns interest at a nominal rate. The Company is not exposed to significant interest rate risk.

13.	ECONOMIC DEPENDENCE

For the period ended June 30, 2018, all the sales were generated by four customers (June 30, 2017 –one customer). The loss of one or more of these customers could have a material adverse effect on the Company’s financial position and results of operations.

14.	SEGMENTED INFORMATION

The Company has three operating segments, which are the locations in which the Company operates. The reportable segments are the Company’s Argentinian, Colombian and Mexican operations. A breakdown of revenues, short-term assets, and long-term assets for each reportable segment as at and for the six months ended June 30, 2018. As at June 30, 2017, the Company had operating segments in Argentina and Colombia.

June 30, 2018	Argentina	Colombia	Mexico	Total
	$	$	$	$
Revenues	128,313	80,137	-	208,450
Current assets	548,375	299,647	38,815	886,837
Equipment	3,391,391	582,635	93,877	4,067,903
Other non-current
assets	-	15,383	-	15,383

Note: Current assets include other receivables of $534,815 and $160,374 in Argentina and Colombia, respectively, totalling $695,189, which represent local taxes charges against any purchases and are credited against any lease payments taxes paid to the Company.

15.	COMMITMENT

The Company is committed to construct 50 towers in Argentina as described in Note 4.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

16.	RESTATEMENTS AND AMENDMENTS

Subsequent to the filing of the Company’s June 30, 2018 condensed consolidated interim financial statements, the Company identified certain errors in its condensed consolidated interim financial statements for the periods ended June 30, 2018 and 2017. The previously reported balances, errors identified, and restated balances are summarized below:

Condensed consolidated interim statements of comprehensive loss for the three and six month periods ended June 30, 2017

The adjustments to the following resulted from an error in the accounting for the Company’s acquisition of Evotech during the period ended June 30, 2017.

	Three months ended June 30, 2017			Six months ended June 30, 2017
	As previously			As previously
	reported	Adjustments	As restated	reported	Adjustments	As restated
	$	$	$	$	$	$
Other expenses
Impairment of goodwill	(783,708)	783,708	-	(783,708)	783,708	-
	(958,708)	783,708	(175,000)	(2,102,875)	783,708	(1,319,167)
Net loss	(4,057,802)	783,708	(3,274,094)	(5,670,248)	783,708	(4,886,540)

Comprehensive loss	(4,010,083)	783,708	(3,226,375)	(5,631,572)	783,708	(4,847,864)

Net loss attributable to:
Shareholders of the Company	(3,909,200)	783,708	(3,125,492)	(5,521,646)	783,708	(4,737,938)
Non-controlling interest	(148,602)	-	(148,602)	(148,602)		(148,602)
Net loss	(4,057,802)	783,708	(3,274,094)	(5,670,248)	783,708	(4,886,540)

Loss per common share -
basic and diluted	(0.08)	0.01	(0.07)	(0.11)	0.02	(0.09)

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

16.	RESTATEMENTS AND AMENDMENTS (CONTINUED)

Condensed consolidated financial statements as at June 30, 2018 and for the periods ended June 30, 2018 and 2017

The adjustments to the condensed consolidated interim statement of financial position as at June 30, 2018 primarily resulted from errors in the following:

Accounting for the acquisition of Mexmaken

The Company incorrectly recorded values of the Mexmaken business combination at fair value when they should have been recorded at carrying value due to Mexmaken being a related party transaction.

Accounting for discontinued operations

The Company did not identify and adjust correctly for all components of the TCTS discontinued operations in its previously reported figures.

Accounting for hyperinflationary economies

The Company did not correctly record its transactions in its Argentinian subsidiary in accordance IAS 29 “Financial Reporting in Hyperinflationary Economies” as it was in a hyperinflationary economy.

Accounting for revenues

The Company did not correctly account for revenues derived from long-term lease contracts in accordance with IFRS 15 “Revenues from Contract with Customers” which resulted in minor adjustments to leasing revenue previously reported.

Adjustments related to cut-off errors in accounts payable

The Company did not identify and record certain transactions incurred during the six months ended June 30, 2018 in the correct period.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

16.	RESTATEMENTS AND AMENDMENTS (CONTINUED)

Interim Condensed Consolidated Statement of Financial Position

	June 30, 2018 (Unaudited)
	As previously
	reported	Adjustments	As restated
	$	$	$
Current Assets
Accounts receivable	224,896	(40,649)	184,247
Total Current Assets	1,015,056	(40,649)	974,407

Intangible assets	4,607,881	(2,724,646)	1,883,235
Equipment	3,827,444	240,460	4,067,904
Total Assets	9,465,764	(2,524,835)	6,940,929

Current Liabilities
Accounts payable and accrued liabilities	704,440	338,449	1,042,889
Deferred revenue	97,345	7,840	105,185
Loans from related parties	1,978,158	(114,150)	1,864,008
Liabilities related to assets held for sale	448,281	(224,299)	223,982
Total Current Liabilities	3,701,909	7,840	3,709,749

Deferred income tax liability	1,552,084	(1,003,760)	548,324
Total Liabilities	5,253,993	(995,920)	4,258,073

Shareholders’ Equity
Non-controlling interest	443,348	(283,820)	159,528
Deficit	(14,541,731)	(1,521,289)	(16,063,020)
Accumulated other comprehensive loss	(694,503)	276,194	(418,309)
Total Shareholders’ Equity	4,211,771	(1,528,915)	2,682,856
Total Equity and Liabilities	9,465,764	(2,524,835)	6,940,929

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

16.	RESTATEMENTS AND AMENDMENTS (CONTINUED)

Interim Condensed Consolidated Statements of Comprehensive Loss

	Three months ended June 30, 2018			Six months ended June 30, 2018
	As previously			As previously
	reported	Adjustments	As restated	reported	Adjustments	As restated
	$	$	$	$	$	$
Leasing revenue	106,292	9,803	116,095	271,481	(63,031)	208,450

Expenses
Tower site expense	9,280	(117)	9,163	18,539	-	18,539
Amortization	61,259	(8,451)	52,808	95,949	(8,451)	87,498
Bank charges	34,485	7,199	41,684	76,974	7,199	84,173
Office and miscellaneous	39,873	10,244	50,117	193,097	10,131	203,228
Professional fees	341,327	2,493	343,820	674,697	2,493	677,190
Wages and benefits	23,129	4,876	28,005	40,630	4,876	45,506
	1,467,032	16,244	1,483,276	4,997,648	16,248	5,013,896
Loss before other items	(1,360,740)	(6,441)	(1,367,181)	(4,726,167)	(79,279)	(4,805,446)
Other items
Gain on net monetary position	-	120,524	120,524	-	120,524	120,524
Net loss before income taxes	(1,360,740)	114,083	(1,246,657)	(4,726,167)	41,245	(4,684,922)
Deferred income tax recovery	-	40,500	40,500	-	40,500	40,500
Net loss from continuing operations	(1,360,740)	154,583	(1,206,157)	(4,726,167)	81,745	(4,644,422)
Net loss	(1,551,107)	154,583	(1,396,524)	(4,616,595)	81,745	(4,534,850)
Other comprehensive income (loss)
Foreign exchange translation adjustment	(781,398)	179,720	(601,678)	(594,611)	178,250	(416,361)
Comprehensive loss	(2,332,505)	334,303	(1,998,202)	(5,211,206)	259,995	(4,951,211)
Net income (loss) attributable to:
Shareholders of the Company	(1,525,971)	87,763	(1,438,208)	(4,645,026)	88,729	(4,556,297)
Non-controlling interest	(25,136)	66,820	41,684	28,431	(6,984)	21,447
Net loss	(1,551,107)	154,583	(1,396,524)	(4,616,595)	81,745	(4,534,850)
Other comprehensive income (loss) attributable to:
Shareholders of the Company	(828,032)	276,881	(551,151)	(667,204)	276,194	(391,010)
Non-controlling interest	46,634	(97,161)	(50,527)	72,593	(97,944)	(25,351)
Other comprehensive income (loss)	(781,398)	179,720	(601,678)	(594,611)	178,250	(416,361)
Loss per common share from continuing and discontinuing operations - basic and diluted	(0.02)	-	(0.02)	(0.06)	0.01	(0.05)

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)	Restated and Amended

17.	SUBSEQUENT EVENTS

(a)	Subsequent to June 30, 2018, 7,404,828 warrants expired unexercised.

(b)

Subsequent to the quarter ended, June 30, 2018, the Company issued a secured convertible debenture (the “Debenture”) with an aggregate principal amount of $1,000,000 (the “Original Principal Amount”) and bearing interest at 1% per month, paid in cash, paid monthly on the first business day of each month, maturing twelve months from the date of issuance. The Debenture is convertible, in whole or in part, at any time before maturity, into common shares of the Company (the “Shares”) at $0.20 per Share. Each Subscriber shall receive one warrant (a “Warrant”) for each $0.20 Original Principal Amount. Each Warrant entitles the holder to exercise one common share at $0.25 per share for one year from the date of issuance of the Warrant. As at June 30, 2018, the Company had received $473,685 in advances, recorded as Loans Payable on the consolidated statement of financial position, which was subsequently included as part of this Debenture.

(c)

Subsequent to June 30, 2018, the Company and the related parties, as described in Note 9, have agreed to amend the loan terms. In accordance with the proposed amendments, the 10% monthly penalty fee in the original loan agreements will be changed to a one-time penalty and the 10% monthly penalty will be removed going forward. The amendments to the loan agreements have not yet been finalized.

(d)

Subsequent to June 30, 2018, the Company was advanced short-term loans totaling $150,000 by related parties. The loans are due at periods ranging two to three months and accrue interest at 18% per annum.

(e)

On September 21, 2018, the Company issued 1,992 bonds with an aggregate principal amount of $199,200 (“Principal Amount”). The bonds mature on September 31, 2021, bear simple interest on the Principal Amount at a fixed rate of 10% per annum payable monthly on the last day of each month, and are secured by all of the Company’s assets.